April 30, 2025

Via EDGAR

Mr. Kenneth Ellington

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments with Respect to the Form N-CSR for certain Series of
Victory Portfolios III with a fiscal year ended February 28, 2024 (File Nos. 033-
65572; 811-07852)

Dear Mr. Ellington:

On behalf of Victory Portfolios III (the “Trust”), set forth below are the comments that were provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on April 2, 2025, regarding the review of the Trust’s Form N-CSR, including the audited financial statements, relating to the Victory California Bond Fund, Victory Cornerstone Aggressive Fund, Victory Cornerstone Conservative Fund, Victory Cornerstone Equity Fund, Victory Cornerstone Moderate Fund, Victory Cornerstone Moderately Aggressive Fund, Victory Cornerstone Moderately Conservative Fund, Victory Global Equity Income Fund Shares, Victory Government Securities Fund Victory Growth and Tax Strategy Fund, Victory International Fund, Victory New York Bond Fund, Victory Precious Metals and Minerals Fund, Victory Sustainable World Fund, Victory Target Managed Allocation Fund, Victory Tax Exempt Intermediate-Term Fund, Victory Tax Exempt Long-Term Fund, Victory Tax Exempt Money Market Fund, Victory Tax Exempt Short-Term Fund, Victory Treasury Money Market Fund, Victory Treasury Money Market Trust, and Victory Virginia Bond Fund, each a series of the Trust (the “Funds”), and the Trust’s responses thereto. The Staff’s comments are set forth in italics and are followed by the Trust’s responses.

1.Comment: In the footnotes to the Schedule of Portfolio Investments for those Funds that identify Level 3 securities among their holdings, please include disclosure in future reports that the value of such securities was determined using significant unobservable inputs, as required by Article 12-12, footnote 9, of Regulation S-X.

Response: The Trust will include the requested disclosure in the future.

2.Comment: Going forward, please disclose the expiration date of rights or warrants held by the Funds in the Portfolio of Investments.

Response: The Trust will include the requested disclosure in the future.

3.Comment: The Staff notes that the Victory International Fund disclosed material receivables from tax reclaims as of the most recent fiscal year end. Please explain supplementally which countries the receivables relate to and how the Fund monitors the collectability of such receivables.

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Response: Victory International Fund has recorded tax reclaim receivables from a total of twelve countries, all of which are located in Europe. Material receivables are limited to Germany and Switzerland in amounts totaling $2.3 million and $4.3 million, respectively, as of February 29, 2024.

To monitor collectability of reclaim receivables, the Trust follows the controls and procedures described in its Disclosure Controls and Procedures (“DCP”) Policy. A Fund’s custodian or sub-custodian in each country processes and files reclaims with respect to each foreign tax authority (“FTA”), based on each FTA’s local law or applicable tax treaty. The foreign custodian or sub-custodian continually monitors tax reclaim documentation to ensure that the filings are timely and otherwise comply with the requirements of the local jurisdiction. The monthly reclaims receivable reporting is reconciled monthly and at each reporting cycle to ensure that open reclaims amounts continue to be valid and collectible. Items such as aging of reclaim receivables by country, pending documentation, and open inquiries are reviewed monthly.

After a reclaim is filed on behalf of a Fund in a particular jurisdiction, the FTA can request additional documentation or seek clarification of documents provided. Moreover, tax law changes in the local jurisdiction may delay the processing of reclaims without necessarily affecting collectability. The custodian or subcustodian reports any change in reclaim receivable collectability or impairment to the Funds’ adviser and treasurer, which each evaluate whether a Fund should reduce or write off a reclaim based on this information.

4.Comment: The Victory Precious Metals and Minerals Fund has a significant percentage of net assets in Canada (i.e., 52.1% as of 2/29/24), but the Staff notes that the most recent prospectus for the Fund does not disclose investments in Canadian securities as a principal investment strategy or principal risk of investing in the Fund. Please explain why this is not included as a principal strategy and risk of the Fund.

Response: The Trust refers the Staff to the Fund’s principal investment strategy and risks which disclose that the Fund may invest in foreign securities, which include Canadian securities. For example, the Fund’s existing disclosure states that the Fund may invest in “companies engaged in exploration, mining…anywhere in the world.” In addition, it includes extensive disclosure regarding the risks associated with such investments in its principal risk disclosures, which the Trust believes appropriately describe the risks associated with investing in securities of Canadian issuers (see, e.g., Foreign Securities Risk, Natural Resource and Precious Metals Risk in the summary portion of the prospectus and the more detailed risk disclosures included later in the prospectus). In response to the Staff’s comment, however, the Trust intends to enhance the existing disclosure in the next annual update to state that the Fund may from time to time be invested to a significant extent in companies located in one or a small number of countries in light of the fact that exploration and mining companies tend to be concentrated in certain geographic locations around the world. The Trust also will enhance its risk disclosure to more expressly note the risks associated with investing in a more limited number of countries or regions.

5.Comment: In the Form N-CEN for Victory Cornerstone Conservative Fund filed for the period ended 2/29/24, it appears that the filing includes an incorrect SEC file number for Victory Variable Insurance Funds. It currently states “811-08989” instead of “811-08979”, which appears to be the intended reference. Please include the correct file number going forward.

Response: The Trust will revise the referenced disclosure in the future to include the correct file number.

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The Trust will include the disclosure changes noted above, as applicable, in the Funds’ future Form N-CSR filings. If you have any questions with respect to the above responses, please contact me at tdusenberry@vcm.com or (210) 697-3630 or Mark C. Amorosi at K&L Gates at mark.amorosi@klgates.com or (202) 778-9351.

Sincerely,

/s/ Thomas Dusenberry
_________________________________
Thomas Dusenberry

President

Victory Portfolios III

cc: Carol D. Trevino, Treasurer, Victory Portfolios III
      Mark Amorosi, K&L Gates LLP

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